EXHIBIT 12.1

KEMET Corporation

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months
	Ended
	December 31,	Fiscal Years Ended March 31
	2006	2006	2005	2004	2003	2002

Income before income taxes	8,362	(12,100)	(172,209)	(158,328)	(87,894)	(40,730)
Interest expense, excluding interest on deposits	4,812	6,643	6,566	6,520	6,456	5,905
Estimated interest component of net rental expense	600	1,145	1,247	954	839	1,803
Earnings	13,774	(4,312)	(164,396)	(150,854)	(80,599)	(33,022)
Interest expense, excluding interest on deposits	4,812	6,643	6,566	6,520	6,456	5,905
Estimated interest component of net rental expense	600	1,145	1,247	954	839	1,803
Fixed charges	5,412	7,788	7,813	7,474	7,295	7,708
Consolidated Ratio of Earnings to Fixed Charges (excluding interest on deposits)	2.55	(0.55)	(21.04)	(20.18)	(11.05)	(4.28)